Filed by The Goldman Sachs Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: GreenSky, Inc.

Commission File No. 001-38506

Date: October 15, 2021

This filing relates to the acquisition by The Goldman Sachs Group, Inc. of GreenSky, Inc., pursuant to the terms of that certain Agreement and Plan of Merger, dated as of September 14, 2021, by and among The Goldman Sachs Group, Inc., Goldman Sachs Bank USA, GreenSky, Inc. and GreenSky Holdings, LLC.

The following is an excerpt of a transcript of a conference call held by The Goldman Sachs Group, Inc. on October 15, 2021. The purpose of the call was to discuss the third quarter earnings results of The Goldman Sachs Group, Inc., and included a discussion of the proposed merger.

The Goldman Sachs Group, Inc.

Third Quarter 2021 Earnings

October 15, 2021 at 2:30 p.m. GMT

Carey Baker Halio, Global Head of Investor Relations, The Goldman Sachs Group Inc.

Good morning. This is Carey Halio, Head of Investor Relations at Goldman Sachs. Welcome to our third quarter earnings conference call.

Today, we will reference our earnings presentation, which can be found on the Investor Relations page of our website at www.gs.com. Note information on forward-looking statements and non-GAAP measures appears on the earnings release and presentation. This audiocast is copyrighted material of The Goldman Sachs Group, Inc. and may not be duplicated, reproduced or rebroadcast without our consent.

I am joined today by our Chairman and Chief Executive Officer, David Solomon; our Chief Financial Officer, Stephen Scherr, and our incoming CFO, Denis Coleman. With that, let me pass the call to David.

David Michael Solomon, Chairman & Chief Executive Officer, The Goldman Sachs Group, Inc.

Thank you, Carey, and good morning, everybody.

[…]

This quarter, we announced two acquisitions, a key pillar of the strategic vision that we laid out at our Investor Day in 2020 centered around diversifying our business mix towards more recurring revenues and durable earnings. There’s no question that we have been successfully executing on our growth plans, and now we are further investing in the growth of the firm to accelerate our strategic evolution.

[…]

Our second acquisition was GreenSky, which we announced in September. This transaction furthers our efforts to build the consumer banking platform of the future. It provides our Consumer business with an attractive and high credit quality customer acquisition channel via an impressive network of over 10,000 merchants and a secularly growing market. It adds a digital cloud-based infrastructure and product capabilities that are synergistic with our broader platform. And with the addition of our bank funding model, we expect to generate 20%-plus returns at scale through recurring fee-based and net interest income revenues. Importantly, these customers will be our customers that will live in the Marcus ecosystem where we can holistically help them manage their financial lives.

[…]

With that, I’ll turn it over to Stephen.

Stephen M. Scherr, Chief Financial Officer, The Goldman Sachs Group, Inc.

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We expect loan growth to accelerate in 2022 given the pending acquisitions of GreenSky and the General Motors credit card portfolio and continued expansion in our existing product set.

[…]

In conclusion, we delivered another quarter of strong performance, reflecting the diversification and strength of our client franchise. Additionally, we announced two acquisitions that will enhance both our Asset Management and Consumer businesses and increase the firm’s recurring revenue stream. Looking forward, the overall opportunity set remains attractive across the firm as we continue to execute on our strategy we are building towards a path to sustainable mid-teens returns.

With that, we’ll now open up the line for questions.

QUESTIONS AND ANSWERS

[…]

Operator

Your next question comes from the line of Christian Bolu with Autonomous.

Christian Bolu – Analyst, Autonomous Research

Good morning, David and Stephen and then welcome, Denis. Firstly, just echoing David’s sentiments about Stephen. Congratulations and definitely will be very big shoes to fill, for sure. So my first question here is on the digital consumer bank. That business continues to do very well. Year-to-date revenue growth is an impressive 30%, but that still lags some of the pure-play neobanks out there. And some of that might just be a function of product holes, checking payment functions and investment functions and Marcus a little bit light. So curious here how you think about the product roadmap from here for Marcus, the potential to use M&A to fill some of those product gaps. And then longer-term, how should we think about sort of sustainable revenue growth for that business?

David Michael Solomon, Chairman & Chief Executive Officer, The Goldman Sachs Group, Inc.

Sure. I’ll start, and Stephen may add some comments. But this is, Christian, this is something that we’re focused on over the long term. I think we’ve built an excellent platform. From a standing start of zero, in five years we’ve built a very, very significant depository institution with over $100 billion of digital deposits, no branches, very small marketing budget or customer acquisition costs. The cost of the infrastructure that holds and drives those deposits is very, very efficient vis-a-vis other models.

We have 9 million customers that we’re servicing right now. We have our own credit card platform that I think is really differentiated, and we’re onboarding both other partnerships, but also have the opportunity for a proprietary card that’s in development. We’ve talked publicly about adding digital checking to the portfolio during 2022, and that is on track and it’s expanding. GreenSky allows us to broadly expand our point-of-sale capability. And as was highlighted in the starting comments, their tech platform, their cloud-based technology integrates very seamlessly into what we’re doing. And so we feel very good about the fact that we’re going to continue to grow this and build a consequential business.

We have a long-term view with it. I’m not going to comment on a revenue growth percentage. Unlike a lot of the fintechs that are simply trying to look at a revenue growth model, we’re looking to build a sustainable business that contributes durable, recurring net earnings to Goldman Sachs over time and to compound that. And we do believe that if we serve clients well in a seamless way with good technology, it will continue to grow, and we will do that.

I don’t know, Stephen, if you have anything else you think should be added.

Stephen M. Scherr, Chief Financial Officer, The Goldman Sachs Group, Inc.

Well, the only thing I’d add, Christian, is if you just looked at the year-over-year comparison, right, so you can’t forget that we went through kind of a more challenging period in COVID, where we, by design, looked to limit the amount of underwriting we were doing. We’re now coming back to sort of turn that back on having seen the portfolio perform very well.

So year-over-year revenues in consumer are up 23% in the deposit line, they’re up 54% in credit cards, and that’s just a reflection of the renewed commitment that David is reflecting to sort of growing out that business and seeing it perform.

And I think David’s comments are spot on. If you look at loans and savings and Apple Card, soon to be joined by General Motors, the investing module and checking, this is what’s coming into focus is a big, broad platform that can serve customers in all of their needs as opposed to where we began in kind of a bespoke product set. And I think we’re at a key moment now with the acquisition of GreenSky to sort of take that forward.

[…]

Operator

Your next question comes from the line of Brennan Hawken with UBS.

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Brennan Hawken, Analyst, UBS Securities LLC

Maybe we could start with the GreenSky acquisition. So the firm – a lot of investors see how the stock has performed since the IPO, pointed to a spotty history in underwriting and the firm began exploring strategic alternatives in August of 2019. So could you maybe add your perspective on why this was the right franchise to connect to your growing Consumer Banking business and maybe what you think the market might not be appreciating or understanding about this company that led you to be interested in acquiring it?

David Michael Solomon, Chairman & Chief Executive Officer, The Goldman Sachs Group, Inc.

Sure. I mean I’ll start here. And appreciate the question, Brennan, but first, it’s a very different company as an independent public company than it is as a platform inside Goldman Sachs. And one of the big weaknesses of the company as an independent public company is it didn’t have a funding model, and it had to fund differently. Inside Goldman Sachs, where we have funding and attractive funding, it becomes a technology platform that allows us to connect to a very attractive base of customers that we can pull into the Marcus ecosystem.

I think the merchant network that they developed, with over 10,000 merchants and they developed over 15 years is extremely valuable. And then, the work we did to try to have a point-of-sale merchant network and look at that, we think it would’ve taken us close to 10 years to develop a similar network. And so the ability to acquire that network brings in very, very high-quality customers — these are customers that own homes, these are customers that have high FICO scores, very, very attractive into Goldman Sachs. It allowed us to do something that fits seamlessly into our platform and allowed us to expand the point-of-sale activities that we were doing..And so we feel very, very good about it, and we think that this acquisition will consistently deliver 20%-plus returns on the activity that it generates.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding The Goldman Sachs Group, Inc. (“Goldman Sachs”) and GreenSky, Inc. (“GreenSky”)including, but not limited to, statements related to the proposed acquisition of GreenSky and the anticipated timing, results and benefits thereof, statements regarding the expectations and beliefs of Goldman Sachs management or GreenSky management, and other statements that are not historical facts. Readers can generally identify forward-looking statements by the use of forward-looking terminology such as “outlook,” “potential,” “continue,” “may,” “seek,” “approximately,” “predict,” “believe,” “expect,” “plan,” “intend,” “poised,” “estimate” or “anticipate” and similar expressions or the negative versions of these words or comparable words, as well as future or conditional verbs such as “will,” “should,” “would,” “likely” and “could”. These forward-looking statements are based on Goldman Sachs’ and GreenSky’s current plans, objectives, estimates, expectations and intentions and inherently involve significant risks and uncertainties, many of which are beyond Goldman Sachs’ or GreenSky’s control. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties associated with Goldman Sachs’ and GreenSky’s ability to complete the proposed acquisition on the proposed terms or on the anticipated timeline, or at all, including: risks and uncertainties related to securing the necessary regulatory and shareholder approvals and satisfaction of other closing conditions to consummate the proposed acquisition; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the proposed acquisition; risks related to diverting the attention of Goldman Sachs and/or GreenSky management from ongoing business operations; failure to realize the expected benefits of the proposed acquisition; significant transaction costs and/or unknown or inestimable liabilities; the risk of litigation in connection with the proposed acquisition, including resulting expense or delay; the risk that GreenSky’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; risks related to future opportunities and plans for the GreenSky business, including the uncertainty of financial performance and results of Goldman Sachs following completion of the proposed acquisition; disruption from the proposed acquisition, making it more difficult to conduct business as usual or for GreenSky to maintain relationships with bank partners, other funding sources or purchasers of receivables related to, or economic participations in, loans originated by GreenSky’s bank partners, merchants, sponsors of merchants, consumers, suppliers, distributors, partners, employees, regulators or other third parties; effects relating to the announcement of the proposed acquisition or any further announcements or the consummation of the proposed acquisition on the market price of Goldman Sachs common stock or GreenSky common stock; the possibility that, if Goldman Sachs does not achieve the perceived benefits of the proposed acquisition as rapidly or to the extent anticipated by financial analysts or investors or at all, the market price of Goldman Sachs common stock could decline; regulatory initiatives and changes in tax laws; market volatility and changes in economic conditions; and other risks and uncertainties affecting Goldman Sachs and GreenSky, including those described from time to time under the caption “Risk Factors” and elsewhere in Goldman Sachs’ and GreenSky’s SEC filings and reports, including Goldman Sachs’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2021 and June 30, 2021, GreenSky’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2021 and June 30, 2021, and future filings and reports by either company. In addition, the trajectory and future impact of the COVID-19 pandemic remains highly uncertain and can change rapidly, and the extent of the pandemic’s continuing and ultimate impact on Goldman Sachs, GreenSky, GreenSky’s bank partners and merchants, borrowers under the GreenSky® consumer financing program, loan demand (in particular, for elective healthcare procedures), legal and regulatory matters, consumers’ ability or willingness to pay, information security and consumer privacy, the capital markets, the economy in general and changes in the U.S. economy that could materially impact consumer spending behavior, unemployment and demand for products of Goldman Sachs and GreenSky are highly uncertain and cannot be predicted with confidence at this time. Moreover, other risks and uncertainties of which Goldman Sachs or GreenSky are not currently aware may also affect each company’s forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. Readers of this communication are cautioned that forward-looking statements are not guarantees of future performance. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements and reflect the views stated therein with respect to future events as at such dates, even if they are subsequently made available by Goldman Sachs or GreenSky on their respective websites or otherwise. Except as otherwise required by law, neither Goldman Sachs nor GreenSky undertakes any obligation, and each expressly disclaims any obligation, to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

Participants in the Solicitation

Goldman Sachs, GreenSky and their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from GreenSky’s stockholders in connection with the proposed acquisition. Information about Goldman Sachs’ directors and executive officers is set forth in Goldman Sachs’ Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 22, 2021, and in its proxy statement on Schedule 14A for the 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 19, 2021 and subsequent statements of beneficial ownership on file with the SEC. Information about GreenSky’s directors and executive officers is set forth in GreenSky’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 10, 2021, and in its proxy statement on Schedule 14A for the 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2021 and subsequent statements of beneficial ownership on file with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of GreenSky’s stockholders in connection with the proposed acquisition, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the registration statement on Form S-4 and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Additional Information and Where to Find It

In connection with the proposed acquisition, Goldman Sachs intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement for a special meeting of GreenSky’s stockholders to approve the proposed acquisition and that will also constitute a prospectus for the Goldman Sachs common stock that will be issued in the proposed acquisition. Each of Goldman Sachs and GreenSky may also file other relevant documents with the SEC regarding the proposed acquisition. This communication is not a substitute for the registration statement, the proxy statement/prospectus (if and when available) or any other document that Goldman Sachs or GreenSky may file with the SEC with respect to the proposed acquisition. The definitive proxy statement/prospectus will be mailed to GreenSky’s stockholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT GOLDMAN SACHS, GREENSKY AND THE PROPOSED ACQUISITION.

Investors and security holders will be able to obtain copies of these materials (if and when they are available) and other documents containing important information about Goldman Sachs, GreenSky and the proposed acquisition, once such documents are filed with the SEC free of charge through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Goldman Sachs will be made available free of charge on Goldman Sachs’ investor relations website at goldmansachs.com/investor-relations/. Copies of documents filed with the SEC by GreenSky will be made available free of charge on GreenSky’s investor relations website at investors.greensky.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.